EXHIBIT 12
ST. JUDE MEDICAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions of dollars)

	Three Months Ended	FISCAL YEAR
	March 29, 2014	2013	2012	2011	2010	2009
EARNINGS
Earnings before income taxes	$292	$784	$1,005	$1,019	$1,209	$1,057
Plus fixed charges:
Interest expense (1)	21	81	73	70	67	46
Rent interest factor (2)	3	12	15	15	12	11
TOTAL FIXED CHARGES	24	93	88	85	79	57
EARNINGS BEFORE INCOME TAXES AND FIXED CHARGES	$316	$877	$1,093	$1,104	$1,288	$1,114
RATIO OF EARNINGS TO FIXED CHARGES	13.2	9.4	12.4	13.0	16.3	19.5

(1)	Interest expense consists of interest on indebtedness and amortization of debt issuance costs.

(2)	Approximately one-third of rental expense is deemed representative of the interest factor.